[Letterhead of Arrow Electronics, Inc.]

April 8, 2011

Ms. Leigh Ann Schultz
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Arrow Electronics, Inc. Form 10-K for the fiscal year ended December 31, 2010 File No. 001-04482

Dear Ms. Schultz:

Attached please find our response to your correspondence, dated March 29, 2011.  As requested, we provided details and supplemental information as necessary, to explain the nature of our disclosures.  For your convenience, we included your original comment prior to each response.

We acknowledge that Arrow Electronics, Inc. is responsible for the adequacy and accuracy of the disclosures in our filings and that the staff's comments, or changes to disclosure in response to the staff's comments, do not foreclose the Commission from taking any action with respect to the filings reviewed by the staff.  Furthermore, we acknowledge that Arrow Electronics, Inc. may not assert the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any of our responses require further explanation, please do not hesitate to contact me at (631) 847-1872.  You may alternatively contact Peter Brown, General Counsel, at (631) 847-5760.

We look forward to working with you in completion of your review of the above referenced filings.

Very truly yours,

/s/ Paul J. Reilly
Paul J. Reilly
Executive Vice President, Finance and Operations,
and Chief Financial Officer

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition

Restructuring, Integration, and Other Charges, page 29

1.
Regarding the series of restructuring charges implemented in 2008, 2009 and 2010, please tell us how your MD&A disclosure, including your Liquidity and Capital Resources discussion, considers the guidance from Question 4 of SAB Topic 5-P.

Management's Response:

The company believes the disclosures reflected under the heading Restructuring, Integration, and Other Charges on page 29 of its 10-K include the material disclosures required for a reader to gain an understanding of the nature of these charges.

As disclosed in Note 9 to the company’s consolidated financial statements, the restructuring and integration accruals aggregated $14.0 million as of December 31, 2010 and are expected to be paid in cash over several years.  The company has also disclosed the expected cash payments related to these accruals in MD&A within the Contractual Obligations Table on page 35 within footnote (b).  The company believes that these cash payments would not have a material impact on the company’s future liquidity or capital resources and concluded that additional disclosure was not warranted elsewhere in MD&A.  The company also believes that the related remaining cost savings from these actions will not be material to any single future year’s earnings or cash flow.

The company supplementally advises the staff that as of December 31, 2010 the company had accrued all the costs to be incurred under its existing restructuring plans.  In future filings, the company will include a statement to this fact within MD&A.

Liquidity and Capital Resources, page 35

2.
We see your disclosure that you had no borrowings under your revolving credit facility or asset securitization program at December 31, 2010 and 2009. Please tell us whether you had amounts outstanding under these facilities at any time during 2009 and 2010.

Management's Response:  The company supplementally advises the staff that it utilized the revolving credit facility in 2009 and both the revolving credit facility and asset securitization program in 2010 to fund its short-term liquidity needs.  The average daily balance under the revolving credit facility in 2009 and 2010 were approximately $0.1 million and $27.8 million, respectively.  The average daily balance under the asset securitization program during 2010 was approximately $66.8 million.

3.
If significant to an understanding of your liquidity, in future filings please clarify the amount of cash and cash equivalents held outside of the U.S. Additionally, to the extent material, please describe any significant amounts that may not be available for general corporate use related to cash and investments held by foreign subsidiaries where you consider earnings to be indefinitely invested. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Management's Response: In future filings, the first paragraph of the Liquidity and Capital Resources section of MD&A will include disclosure similar to the following:

“At December 31, 2010 and 2009, the company had cash and cash equivalents of $926.3 million and $1.14 billion, respectively, of which $592.2 million and $708.7 million, respectively, were held outside the United States.  Liquidity is affected by many factors, some of which are based on normal ongoing operations of the company’s business and some of which arise from fluctuations related to global economics and markets.  Cash balances are generated and held in many locations throughout the world.  Local government regulations may restrict the company’s ability to move cash balances to meet cash needs under certain circumstances.  The company currently does not expect such regulations and restrictions to impact its ability to make acquisitions or to pay vendors and conduct operations throughout the global organization.”

Notes to Consolidated Financial Statements, page 50

Item 15. Contingencies, page 82

4.
With regard to the contingencies you disclose, in future filings, please disclose the amount or range of possible losses, disclose that any such amount in addition to the amount accrued is not material to the financial statements, or clarify that such amount cannot be estimated. Refer to FASB ASC 450-20-50-4 and SAB Topic 5-Y.

Management's Response:  The company advises the staff that it has disclosed in Note 15 to the company’s consolidated financial statements the range of estimated future losses for both the Huntsville and Norco matters as follows:

(Amounts in thousands)	Range
	Low	High
Huntsville

Investigative and Related Matters	$500	$1,000
Feasibility Studies and Subsequent Remediation	$2,500	$4,000

Norco

Treatment of Contaminated Groundwater and Remedial Action Work Plan	$11,400	$24,000
Project Management and Regulatory Oversight	$400	$500
Remedial Investigations	$400	$700

In future filings, the company will clarify its disclosure to indicate that it is unable to estimate any potential costs in addition to those discussed above because the complete scope of the work is not yet known and, accordingly the associated costs have yet to be determined.

With respect to the company’s related litigation and counterclaim filed by E.ON AG, the company has disclosed on page 83 the amount of possible losses associated with this matter. The company also disclosed that it believes the ultimate resolution of the counterclaim will not materially adversely impact the company’s consolidated financial position, liquidity, or results of operations.

With respect to the “Tekelec Matters,” the company has disclosed on page 82 the amount of possible losses associated with this matter.  In future filings, the company will disclose that it believes that any amount in addition to the amount accrued by the company would not materially adversely impact the company’s consolidated financial position, liquidity, or results of operations.

5.
Please tell us where the E.ON-related indemnification, reimbursement and tax receivables are recorded in your balance sheet. For each of these receivables, please describe to us the basis for your conclusion that recovery is probable and clarify the potential timing of collecting the receivables. We note your prior response to comment 4 of our December 8, 2008 letter. To the extent necessary, please expand or update the information previously provided.

Management's Response:  The receivable related to the E.ON-related indemnification, reimbursement and tax receivables are recorded in "Other Assets" (a long-term asset) on the company's consolidated balance sheet.

The company's basis for the conclusion that recovery of these amounts are probable is based upon its determination that it has appropriate legal defenses to seek reimbursement under the indemnification agreement with E.ON AG, as well as the company's ability to seek reimbursement under the various Wyle insurance policies. The timing of the collection of these amounts is contingent upon resolution of the court-facilitated mediation with E.ON AG, the completion of settlement agreements with certain insurers, and the resolution of litigation currently pending with certain other insurance carriers.  The resolution of these matters could likely take several years.

The information included in the company’s prior response to comment 4 of the staff’s December 8, 2008 letter currently remains accurate.

6.	We refer to the penultimate sentence on page 84. Please tell us what the sentence “…because they have yet to make payment on the tendered losses” is intended to convey.

Management's Response:  In future filings, the company will clarify the disclosure originally included in the penultimate paragraph on page 84 to state the following:

"As successor-in-interest to Wyle, the company is the beneficiary of various Wyle insurance policies that covered liabilities arising out of operations at Norco and Huntsville.  Certain of the insurance carriers implicated in the Riverside County litigation have undertaken substantial portions of the defense of the company, and the company has recovered approximately $13,000 from them to date.  However, the company has sued certain other umbrella liability policy carriers because they have yet to make payment on claims filed by the company. These disputes generally relate to the umbrella liability policy carriers’ proportional share of the total liability as opposed to the applicability of coverage."

Exhibit 31(i) and 31(ii)

7.
We refer to paragraph 1. In future filings, please remove the defined term “(the “registrant”)”. Also, in paragraphs 2, 3 and 4, please remove the word “annual” when referencing the report. In general, the certifications should be exactly as specified in Item 601(b)(31)(i) of Regulation S-K.

Management's Response:  With respect to Exhibits 31(i) and 31(ii), in future filings, we will revise our certifications to remove the defined term “(the “registrant”)” and the word "annual" when referencing the report.